EXHIBIT 10.15

EXECUTION COPY

MERCHANT ASSET PURCHASE AGREEMENT

THIS MERCHANT ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 29th day of December, 2005 by and between **TIB BANK**, a bank chartered under the laws of the State of Florida (the "Bank"), and **NOVA INFORMATION SYSTEMS, INC.**, a Georgia corporation ("NOVA").

BACKGROUND AND PURPOSE:

A.   The Bank is a party to certain Merchant Agreements with various Merchants, who consist principally of merchants and other providers of goods and services, according to which agreements the Bank has agreed to provide certain services in connection with the Bank's Merchant Bankcard Business.

B.   The Bank wishes to sell and transfer to NOVA all of its rights under the Merchant Agreements, and the Bank wishes to sell and transfer to NOVA certain other assets utilized in connection with the Merchant Bankcard Business, and NOVA is willing to accept such rights and assets and to assume certain obligations in connection with the Merchant Bankcard Business. The parties hereto are willing and able, additionally, to undertake and perform certain other obligations pursuant to and in connection with this Agreement, subject to the terms and conditions hereof.

THE AGREEMENT

NOW, THEREFORE, in consideration of the premises, the mutual agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Bank and NOVA hereby agree, on the terms and conditions herein set forth, as follows:

The capitalized terms used herein shall have the meaning ascribed to such terms in Section 12.1 hereof unless otherwise defined herein.

ARTICLE I

ASSETS SOLD; ASSUMPTION OF LIABILITIES

1.1   **Sale and Purchase.** On the terms and subject to the conditions set forth in this Agreement, and effective as of 11:59 p.m. on December 31, 2005 (the "Effective Date"), the Bank hereby sells, transfers and assigns to NOVA and NOVA hereby purchases and accepts from the Bank, all right, title and interest of the Bank in all of the Bank's assets and interests, both tangible and intangible, accrued or contingent, used, useful, or arising in the conduct of in the Merchant Bankcard Business, directly or indirectly, in existence on the date hereof and on and after the Effective Date (other than the Excluded Assets), including the following properties and assets (collectively, the "Assets Sold"):

(a) all rights and interests of the Bank in and to the Merchants (under the Merchant Agreements and otherwise) arising on or after the Effective Date, and all pertinent books, records and documents relating to such Merchant Agreements (as further specified in Section 1.5 hereof);

(b) the Equipment (and any rentals and leases related thereto) and related revenues accruing on and after the Effective Date;

(c) the Inventory;

(d) all rights and interests of the Bank with respect to any reserve accounts established and maintained with the Bank by Merchants in connection with the Merchant Bankcard Business;

(e) all rights and interests under any guarantees executed in connection with the Merchant Agreements;

(f) all rights and interests of the Bank with respect to any other third party contract related to the Bank's Merchant Bankcard Business and listed on <u>Schedule 1.1 (b)</u> (the "Other Assumed Contracts");

(g) all claims and causes of action of the Bank, whether known or unknown, relating to the Merchant Bankcard Business; and

(h) the goodwill, intangible assets and value of the Merchant Bankcard Business as a going concern, to the extent any such value exists.

1.2 **Transfer and Assumption of Assets Sold and Assumed Liabilities.** Effective upon the Effective Date, NOVA shall, by the execution and delivery of the Bill of Sale and Assignment and Assumption Agreement, acquire title to the Assets Sold and assume and agree to pay and discharge when due the Assumed Liabilities. In addition to the Bill of Sale and Assignment and Assumption Agreement, the sale, conveyance, transfer, assignment and delivery of the Assets Sold by the Bank to NOVA shall be effected by such deeds, bills of sale, endorsements, assignments, transfers and other instruments of transfer and conveyance in such form, including warranties of title (collectively, "Transfer Documents"), as NOVA may reasonably request, including such Transfer Documents as NOVA may reasonably request at and after the Transition Date.

1.3 **Liabilities.** It is understood and agreed that, except to the extent that any of the following constitute Assumed Liabilities, NOVA shall not assume or become liable for the payment of any debts, liabilities, losses, Credit Losses, chargebacks, accounts payable, bank indebtedness, mortgages, or other obligations of the Bank or any Merchant, whether the same are known or unknown, now existing or hereafter arising, of whatever nature or character, whether absolute or contingent, liquidated or disputed. Specifically, the Assumed Liabilities shall not in any event include any penalties or fees that may be incurred by the Bank in connection with the termination of the Bank's agreement(s) with any third party service providers, including without limitation (i) that certain Operating Agreement between the Bank and Card Management

Corporation dated July 1, 1992, as amended, (ii) that certain Processing Services Agreement between the Bank and Vital Processing Services, L.L.C., dated December 1, 1999, as amended (iii) that certain Payment Gateway Reseller Agreement between the Bank and Authorize.net Corp, dated May 31, 2002 and (iv) that certain Referral Agreement between the Bank and Global Payments Direct, Inc., dated August 12, 2005 (collectively, the "Third Party Processing Agreements").

1.4   **Consent and Assignment.**

(a)   The Bank, in cooperation with NOVA, from and after the date hereof and during the Transition Period, shall use its best efforts to obtain, in such manner and to such extent as NOVA may reasonably specify, (i) the agreement of the Merchants to the continuation of business with NOVA under the Merchant Agreements, all as contemplated by this Agreement, (ii) the consent of the Merchants to NOVA's conversion of such Merchants to such clearing bank and merchant accounting system as NOVA may specify, and (iii) the consent of the Merchants to NOVA's conversion of such Merchants to NOVA's network, all on such terms as are satisfactory to NOVA.

(b)   Without limiting the generality of the foregoing, promptly following the Closing, the Bank shall cause to be delivered to each of the Merchants a notice, in a form specified by NOVA, of the assignment by the Bank, effective as of the Effective Date, of all rights in and to said Merchant Agreements to NOVA. In NOVA's discretion, such notice may inform each Merchant of NOVA's intention to convert the Merchant to NOVA's network, as well as to a clearing bank and merchant accounting system designated by NOVA.

1.5   **Books and Records.**

(a)   As soon after the Closing Date as is practicable, and in no event later than the conclusion of the Transition Period, the Bank shall cause to be delivered to NOVA the originals or, in the event the Bank is entitled to keep the originals pursuant to this Section 1.5, copies of all books, records and documents of the Bank relating to the Assets Sold; provided, however, that in no event shall such books, records and documents include corporate books or records involving operations other than the Merchant Bankcard Business, and further provided that the Bank may retain the originals or copies of such documents other than the Merchant Agreements as may be reasonably necessary to the Bank's business. In addition, the Bank shall, at its expense, provide or cause to be provided to NOVA all information related to the Merchant Bankcard Business that is in intangible (i.e., computer-readable) form, including information necessary or desirable for the transfer of clearing bank responsibilities contemplated by Section 3.5(b) (for example, a Merchant Master File Dump in ASCII format). In each case, however, the books and records relating to the Assets Sold for the period prior to the Closing Date, wherever located, that are held by a party hereto or under the control of a party hereto (the "Inspected Party") shall be open for inspection by the other party, and such other party's authorized agents and representatives and regulators may, at such other party's own expense, make such copies of any excerpts from such books, records and documents as it shall reasonably deem necessary; provided, however, that any such inspection: (i) shall be conducted during normal business hours from time to time reasonably

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established by the Inspected Party; (ii) shall, if the Inspected Party so requests, be conducted in the presence of an officer or designated representative of the Inspected Party; and (iii) shall be conducted in accordance with reasonable security programs and procedures from time to time established by the Inspected Party, including such confidentiality agreements as the Inspected Party may reasonably request.

(b)　　All books and records relating to the Assets Sold shall be maintained by NOVA, or the Bank, as the case may be, for a period of three (3) years after the Closing Date, unless the parties shall, applicable law permitting, agree upon a shorter period; provided, however, that in the event that, as of the end of such period, any taxable year of NOVA or the Bank is still under examination or open for examination by any taxing authority and that party has given notice of that fact to the other party, such books and records shall be maintained (or, alternatively, delivered by the Inspected Party to the other party) until the date, determined reasonably and in good faith, specified for maintenance of such records in such notice. Prior to the destruction of any books and records relating to the Assets Sold, the party in possession of such books and records shall offer them to the other party hereto. Pursuant to the above, the Bank specifically agrees to make available to NOVA, and promptly deliver to NOVA at NOVA's request, any historical records of Merchant sales and monthly statements.


ARTICLE II

CONSIDERATION FOR ASSETS SOLD; CLOSING


2.1　　**Purchase Price.**

(a)　　As consideration for the Assets Sold, NOVA shall pay an aggregate purchase price of Seven Million and No/l00 Dollars ($7,000,000.00) (the "Purchase Price"), payable at the Closing by wire transfer of immediately available funds to an account designated in writing by the Bank or by cashier's check payable to the order of the Bank.

(b)　　In addition to the Purchase Price, if, and only if, the Closing occurs on or prior to December 31, 2005, NOVA shall pay to the Bank a one-time additional bonus payment of Two Hundred Fifty Thousand and No/l00 Dollars ($250,000.00) (the "Signing Bonus"), which shall be paid to the Bank in the same manner as the Purchase Price; provided, however, that in the event that (a) the Bank has complied with all of its obligations under this Agreement and the Operative Documents, as applicable and (b) the Closing is unable to occur on or prior to December 31, 2005 due to an act or omission of NOVA, the Bank shall be entitled to receive the Signing Bonus at the Closing.

2.2　　**Closing**. Subject to the satisfaction or waiver of the conditions set forth herein, the consummation of the purchase and sale of the Assets Sold and the assumption of the Assumed Liabilities (the "Closing") shall take place on December 30, 2005 at 10:00 a.m. (Atlanta, Georgia time) or on such other date at such other time as the parties shall agree in writing (the "Closing Date"), to be effective as of the Effective Date, and shall take place through the execution and exchange, via facsimile transmission, of this Agreement and the other documents and agreements herein contemplated. The parties acknowledge and agree that upon mutual exchange and receipt of signature pages via facsimile, and upon receipt by the Bank of the purchase price herein contemplated, this Agreement and the other documents and instruments delivered in connection herewith shall be deemed effective as of the Effective Date, and the transactions hereby contemplated shall be deemed consummated, notwithstanding any party's failure or refusal to deliver original (i.e. non-facsimile) signature pages.

ARTICLE III

TRANSITION PERIOD

3.1 **Orderly Transition**. The Bank covenants and agrees to use all reasonable efforts, as reasonably instructed by NOVA, to effect an orderly transition of the Merchant Bankcard Business during the Transition Period in respect of the Assets Sold and the Assumed Liabilities, including fulfilling its obligations under Section 1.4 hereof. In order to further such purpose, the Bank agrees that during the Transition Period it shall execute such documents as are reasonably deemed necessary or convenient by NOVA, including documents as may be appropriate to cause the BIN and ICA numbers used by the Bank in connection with the Merchant Bankcard Business to be transferred to such "Principal Member" of the Credit Card Associations as may be designated by NOVA, to evidence the agreements referred to in, and transactions contemplated by, this Agreement, consistent with the rules and regulations of the Credit Card Associations and NOVA's practices and procedures.

3.2 **Card Management Corporation Rebate**. The Bank and NOVA hereby acknowledge that pursuant to the terms of that certain Operating Agreement between the Bank and Card Management Corporation dated July 1, 1992, as amended, the Bank is entitled to receive a cash rebate from First Data Resources calculated based on transaction processing volume of the Bank for the period from February 1, 2005 to January 31, 2006 (the "CMC Credit"), which is payable to the Bank on or before April 30, 2006. Within 5 business days of receipt of the CMC Credit, the Bank shall pay to NOVA an amount equal to one-twelfth (1/12) of the total CMC Credit and provide written evidence to NOVA of the total amount of the CMC Credit.

3.3 **Services During the Transition Period.**

(a) During the Transition Period, the Bank shall perform on behalf of and for the account of NOVA at the same location(s) presently used to conduct the Merchant Bankcard Business all of the services performed by the Bank in connection with the Merchant Bankcard Business prior to the Closing Date. The Bank shall perform such services substantially in the same manner and with no less than the same degree of care as performed in connection with the Merchant Bankcard Business prior to the Closing Date, and shall otherwise perform such services in accordance with such performance standards, including underwriting guidelines, as are specified by NOVA. In performing such services, the Bank shall follow the reasonable instructions of NOVA. Further, NOVA shall reimburse the Bank for the reasonable out-of-pocket expenses set forth on Schedule 3.3(a) hereto that are actually incurred by the Bank in providing services in connection with Merchant Bankcard Business during the Transition Period (the "Transition Expenses"). For purposes of clarity, Schedule 3.3(a) sets forth the type and estimated amount of each anticipated Transition Expense, and NOVA shall not be liable for (i) any expense not enumerated in Schedule 3.3(a) or (ii) any increase in Transition Expense arising out of or relating to this Agreement, the Operative Documents or the transactions contemplated hereby or thereby.

(b)   Without limiting the generality of the foregoing, during the Transition Period, the Bank shall continue to provide credit to Merchants on the same business day deposits are made by Merchants for Draft deposits (provided such deposits are made prior to 2:00 p.m. closing; Draft deposits made after 2:00 p.m. closing shall be considered to be made on the following business day) and on the day of receipt of ACH notice for Credit Card and Debit Card transactions processed electronically. The Bank shall not be entitled to reimbursement for cost of funds for providing such credit.

(c)   During the Transition Period, and in performing services hereunder, the Bank shall comply in all respects with the rules and regulations of the Credit Card Associations and the EFT Networks, and shall not take, or fail to take, any actions with respect to the Merchant Bankcard Business which would constitute a violation of such rules and regulations.

(d)   During the Transition Period, NOVA shall designate a service coordinator (the "Service Coordinator") as the person at NOVA primarily responsible for ensuring an orderly transition of the Merchant Bankcard Business. The name and contact information of the initial Service Coordinator is set forth on Schedule 3.3(d). NOVA shall have the right, in its sole discretion to remove and promptly replace the Service Coordinator at any time during the Transition Period and shall provide the Bank with written notice of such change.

3.4   **Revenue During the Transition Period.** In performing services during the Transition Period on behalf of and for the account of NOVA:

(a)   the Bank shall, beginning on the Effective Date and continuing throughout the Transition Period, on behalf of and for the account of NOVA, collect revenue generated by the Merchant Bankcard Business, less interchange fees (collectively, "Revenue") and which shall include Revenue for (i) all original sales transactions generated pursuant to the Assets Sold and occurring on or after the Effective Date, and (ii) all the other revenue generated by the Assets Sold and occurring on or after the Effective Date. In connection with the Transition Period, the Bank and NOVA shall cooperate to coordinate the accounting and reconciliation of the Bank's monthly revenue accruals with the corresponding adjustments to occur in the month immediately following the month in which such Revenue accrues (the "Accrual Adjustment"). Within 10 business days of the Accrual Adjustment, the Bank shall pay to NOVA the Revenue finally determined by such Accrual Adjustment (the "Revenue Payment"). At the time of each Revenue Payment, the Bank shall also furnish to NOVA a certificate of an authorized financial officer certifying the amount due to NOVA and showing the calculation thereof in such reasonable detail as NOVA may request; and

(b)   within forty-five (45) days of completion of the Transition Period, the Bank shall pay to NOVA any remaining unpaid Revenue that was accrued during the Transition Period.

3.5　**Employees.** During the Transition Period, the Bank shall use all reasonable efforts to ensure that the employees utilized in the Merchant Bankcard Business on and prior to the date hereof by the Bank will continue in the employ of the Bank, performing the duties relating to the Merchant Bankcard Business theretofore performed by it, as reasonably instructed by NOVA during the Transition Period. Further, the Bank shall use all reasonable efforts to provide adequate and appropriate skilled staffing in connection with the operation of the Merchant Bankcard Business during the Transition Period.

3.6　**Clearing Bank Arrangement**.

(a)　During the Transition Period, and in order to permit an orderly transition of the processing of Credit Card and Debit Card transactions, the Bank shall continue to act as a clearing bank for NOVA with respect to Credit Card and Debit Card transactions processed under the Merchant Agreements, all in accordance with the rules and regulations of the Credit Card Associations and the EFT Networks.

(b)　At the request of NOVA, the Bank shall execute appropriate documents to evidence the transfer of the clearing bank responsibilities under the Merchant Agreements to the Person designated by NOVA to effect such transfer. In addition, the Bank shall render such other necessary assistance as NOVA may reasonably request.

3.7　**Extension of Transition Period**. If requested by NOVA in writing at least thirty (30) days prior to the Transition Date, and notwithstanding any contrary provision contained herein, the Bank shall continue to provide those services described in this Article III as are requested by NOVA beyond the Transition Date on the same terms and conditions set forth herein. The Bank's obligation to provide such services shall continue until terminated by thirty (30) days prior written notice from NOVA but in no event shall the Transition Period be extended beyond the date that is six (6) months after the Closing Date unless agreed upon by all parties to this Agreement; provided, however, that in no event shall the Transition Period extend beyond June 30, 2006, unless the parties mutually agree otherwise.

ARTICLE IV

CERTAIN COVENANTS AND AGREEMENTS OF THE BANK

4.1　**Transfer Taxes**. All sales or transfer taxes, including stock transfer taxes, document recording fees, real property transfer taxes, and excise taxes, arising out of or in connection with the consummation of the transactions contemplated hereby, if any, shall be paid by the Bank.

4.2　**Confidentiality of Information**. On and after the date hereof, the Bank and its officers, employees, agents and representatives shall treat all information, books and records, originals or copies of books or records which are retained or obtained by it pursuant to Section 1.5, and all information learned or obtained about NOVA's business or relating to the Merchant Bankcard Business, written or oral, as confidential and will not disclose such information to third parties except as required by law, as needed in connection with a lawsuit, claim, litigation or other proceeding or in connection with tax or regulatory matters and except to the extent that such information is already in the public domain, or subsequently enters the public domain, other than as a result of the breach of the Bank's obligations under this Section 4.2. The Bank and its officers, employees, agents and representatives shall not use the information described in this Section 4.2 in any manner that might reasonably be anticipated to adversely affect the Merchant Bankcard Business or NOVA's relations with Merchants or with other Persons. The covenants contained in this Section 4.2 shall survive for the duration of the Marketing Agreement and for a period of three (3) years after the termination or expiration thereof.

4.3 **Notice of Breach or Potential Breach**. The Bank shall promptly notify NOVA of any change, circumstance or event which may prevent the Bank from complying with any of its obligations hereunder.

4.4 **Further Assurances**. On and after the Closing Date, the Bank shall (i) give such further assurances to NOVA and execute, acknowledge and deliver all such acknowledgments and other instruments and take such further action as NOVA may reasonably request to effectuate the transactions contemplated by this Agreement, including the transfer of the Assets Sold and assumption of the Assumed Liabilities, and (ii) use all reasonable efforts to assist NOVA in the orderly transition referred to in Article III.

4.5 **Collections**. The Bank shall use all reasonable efforts after the Transition Date to assist NOVA, at NOVA's request, in processing amounts in respect of any chargeback or other Credit Loss received or identified in connection with the Merchant Bankcard Business and relating to or arising out of any original sales transaction occurring on or after the Effective Date. NOVA shall be responsible for all costs and expenses relating to such collection efforts, including costs and expenses of collection letters, litigation, arbitration proceedings and similar actions.

4.6 **Post-Transition Cash Advance Processing**. The Bank, throughout the Post Transition Period, shall use NOVA and a principal member designated by NOVA as the exclusive processor of cash advance transactions made by the Bank.

ARTICLE V
CERTAIN COVENANTS AND AGREEMENTS OF NOVA

5.1 **Confidentiality of Information**. On and after the date hereof, NOVA and its officers, employees, agents and representatives shall treat all information learned, or obtained prior to the date of this Agreement or during the Transition Period about the Bank's businesses, other than the Merchant Bankcard Business, as confidential and will not disclose such information to third parties except as required by law, as needed in connection with a lawsuit, claim, litigation or other proceeding or in connection with tax or regulatory matters and except to the extent that such information is already in the public domain, or subsequently enters the public domain, other than as a result of the breach of NOVA's obligations under this Section 5.1. NOVA and its officers, employees, agents, and representatives shall not use the information described in this Section 5.1 in any manner that might reasonably be anticipated to materially adversely affect the Bank's financial condition, business or agreements or arrangements with any other Person. Notwithstanding the foregoing, the Bank acknowledges and agrees that the restrictions contained in this Section 5.1 shall not apply to any disclosures of such confidential information by NOVA in connection with, or as may result from (a) the provision by NOVA of Merchant Bankcard Services under this Agreement or the other Operative Documents, or otherwise in connection with NOVA's performance of its obligations hereunder or thereunder, (b) such disclosure as may be required by applicable law or regulation or Payment Network Regulations, (c) such disclosure as is contained in or required to prepare any financial statements (including the notes thereto), (d) appropriate or necessary disclosure to banking authorities or regulators, including as may result from NOVA's status as an affiliate of U.S. Bancorp or another bank, or (e) disclosure to U.S. Bancorp's Corporate and Compliance Units. Notwithstanding any provision of this Agreement, NOVA shall not divulge, directly or indirectly or through U.S. Bancorp or any of its affiliates, successors or assigns, any confidential information of the Bank, including information related to the Merchant Business, to U.S. Bank, N.A. which, in any manner, can be used for the purpose of soliciting customers of the Bank for any services other than the Merchant Bankcard Services. The covenants contained in this Section 5.1 shall survive for the duration of the Marketing Agreement and for a period of three (3) years after the termination or expiration thereof.

5.2   **Notice of Breach or Potential Breach**. NOVA shall promptly notify the Bank of any change, circumstance or event which may prevent NOVA from complying with any of its obligations hereunder.

5.3   **Further Assurances**. On and after the Closing Date, NOVA shall (i) give such further assurances to the Bank and execute, acknowledge and deliver all such acknowledgments and other instruments and take such further action as the Bank may reasonably request to effectuate the transactions contemplated by this Agreement, including the transfer of the Assets Sold and assumption of the Assumed Liabilities and (ii) use all reasonable efforts to assist the Bank in the orderly transition referred to in Article III.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BANK AND PARENT

The Bank hereby makes the following representations and warranties to NOVA as of the date hereof and as of the Effective Date:

6.1   **Organization; Ownership.** The Bank is a state-chartered bank organized under the laws of the State of Florida and is authorized to conduct its business as presently conducted (including the Merchant Bankcard Business) under those laws and all other applicable laws.

6.2   **Authority**. The Bank has the right, power, capacity and authority to enter into and deliver the Operative Documents, to perform its obligations under the Operative Documents, and to effect the transactions contemplated by the Operative Documents, and no Person other than the Bank (other than the Merchants party to Merchant Agreements) has any interest in the Merchant Bankcard Business or the Merchant Agreements. The execution, delivery and performance of the Operative Documents have been approved by all requisite corporate action on the part of the Bank, and when executed and delivered pursuant hereto, the Operative Documents will constitute valid and binding obligations of the Bank enforceable in accordance with their terms.

6.3   **Government Notices**. The Bank has not received notice from any federal, state or other governmental agency or regulatory body indicating that such agency or regulatory body would oppose or not grant or issue its consent or approval, if required, with respect to the transactions contemplated by the Operative Documents.

6.4   **No Violations**.

(a)   The execution and delivery by the Bank of the Operative Documents, and its performance thereunder, will not (i) violate, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under any agreement, indenture, mortgage or lease to which the Bank is a party or by which the Bank or its properties, or the Merchant Bankcard Business, are bound; (ii) constitute a violation by the Bank of any law or government regulation applicable to the Bank or the Merchant Bankcard Business; (iii) violate any provision of the charter, articles of incorporation or bylaws (or similar governing documents) of the Bank; or (iv) violate any order, judgment, injunction or decree of any court, arbitrator or governmental body against or binding upon the Bank or the Merchant Bankcard Business.

(b)   With respect to the Merchant Bankcard Business, the Bank is not, has not been and will not be (by virtue of any past or present action, omission to act, contract to which the Bank is a party or any occurrence or state of facts whatsoever) in violation of any applicable local, state or federal law, ordinance, regulation, order, injunction or decree, or any other requirement of any governmental body, agency or authority or court binding on it, or relating to its properties or businesses (including any antitrust laws and regulations).

(c)   The Bank has properly compared the Merchants against the required government lists (including, but not limited to, the Office of Foreign Assets Control SDN List and USA Patriot Act §314(a)) and has taken appropriate actions with regard to all Merchants that appear on any of the government lists. The latest comparison of the Merchants against the Office of Foreign Assets Control SDN List occurred not more than fourteen (14) days prior to the date of this Agreement.

6.5   **Assets Sold**. The Bank is the sole owner of all rights, title and interest in and to the Assets Sold, free and clear of all title defects or objections, assignments, liens, encumbrances of any nature whatsoever, restrictions, security interests, rights of third parties, or other liabilities, and has good and valid title to the Assets Sold. The Equipment being sold hereunder is in good operating condition, ordinary wear and tear excepted, and has been reasonably maintained and repaired. The Equipment as of September 30, 2005 is of the quantity and type represented on Schedule 6.5(a), which identifies the Equipment by manufacturer type and serial number (if applicable), indicates any Equipment that is leased to third parties (and the identity of said parties) and which Schedule is true, correct and complete. The Inventory as of September 30, 2005 is set forth on Schedule 6.5(b), consists of items of a quality and quantity usable and saleable in the ordinary course of the Merchant Bankcard Business, and such Schedule is true, correct and complete. Since December 31, 2004, no items of Equipment or Inventory have been sold or disposed of except through sales or transactions in the ordinary course of business, consistent with past practices. The Assets Sold include all rights, properties and other assets necessary to permit NOVA to conduct the Merchant Bankcard Business in substantially the same manner as the Bank's Merchant Bankcard Business has heretofore been conducted, without any need for replacement, refurbishment or extraordinary repair.

6.6   **Financial Information Concerning the Merchant Bankcard Business**.

(a)   The financial and other information concerning the Merchant Bankcard Business attached hereto as Schedule 6.6(a) (collectively, the "Financial Information") is true, correct, and complete and fairly presents the financial condition of the Merchant Bankcard Business in respect of the Assets Sold as of and for the periods indicated thereon. The Financial Information does not contain any untrue statement, nor omit any material fact necessary in order to make the statements made and information presented in the Financial Information, not misleading. This representation and warranty may not be limited or satisfied by inconsistent information provided after the date hereof. Since December 31, 2004, there has been no adverse change in the Merchant Bankcard Business.

(b)   The information relative to Merchants' annualized (i) Credit Card sales volume and (ii) Debit Card sales volume set forth on Schedule 6.6(b) is true, correct and complete in all material respects as of the date hereof and for the periods indicated, and such information does not contain any untrue statement nor omit any material fact necessary in order to make the statements made and information presented therein, not misleading. This representation and warranty may not be limited or satisfied by inconsistent information provided after the date hereof.

6.7   **Agreements Relating to the Merchant Bankcard Business**.

(a)   Schedule 6.7(a)(i) lists all of the Merchants. The Bank is not in default (and would not be in default upon notice, lapse of time or both) under any provision of any Merchant Agreement. The Bank has not received any notice of fraud by, or bankruptcy or contemplated bankruptcy of, any Merchant or any other party or guarantor to any of the Merchant Agreements, and has not received any notice of default or adverse comment from any regulatory authority in respect of any Merchant. Except as set forth on Schedule 6.7(a)(iii), the Bank has neither given nor received notice of election to terminate any of the Merchant Agreements, and all Merchants currently process Credit Card transactions. Except as set forth on Schedule 6.7(a)(iv), each Merchant is a party to a Merchant Agreement with the Bank. No Merchant (x) is a high-risk inbound teleservices merchant, (y) is involved in adult-oriented business, or (z) otherwise engages in a business activity that would result in additional fees or charges being imposed by any Credit Card Association, including but not limited to fees relating to Internet payment service providers.

(b)   Except as set forth on Schedule 6.7(b), the Bank has in its possession, and shall deliver to NOVA in accordance with Section 1.5 hereof, an original executed copy of each Merchant Agreement. All agreements between the Bank and the Merchants are in the form of one of the Standard Merchant Agreements, attached hereto as Exhibit 6.7(b)(i), and are freely assignable by the Bank without the consent of the applicable Merchant or any other party.

(c)   The Bank has obtained guarantees from principals or third parties of all the Merchants listed on Schedule 6.7(c), and the Bank has in its possession, and shall deliver to NOVA in accordance with Section 1.5 hereof, an original executed copy of all such guarantees. All such guarantees are in the form of the Guarantee attached hereto as Exhibit 6.7(c) (the "Standard Guarantee"), and are freely assignable by the Bank without the consent of the applicable Merchant or any other party.

(d)   The Bank has no agreements, written or oral, with any agent bank, other association, institution, independent sales organization, or any other third party which provides for anyone or more of the following: (i) the deposit of Credit Card or Debit Card transaction records; (ii) the settlement of Credit Card or Debit Card transactions; (iii) the processing of Credit Card or Debit Card transactions; or (iv) the referral of merchants to the Bank.

(e)   Except for disputes that have arisen in the ordinary course of business and that (i) are not material or otherwise significant in nature or amount, and (ii) have not been referred to legal counsel, whether internal or external, the Bank is not engaged in any dispute with any Merchant or otherwise relating to the Merchant Bankcard Business. The Bank has not received any notice, written or oral, that the consummation of the transactions contemplated hereunder will have any adverse effect on the business relationship of the Bank with any Merchant.

(f)   The Bank is a member in good standing of the Credit Card Associations. The Bank and the Merchant Bankcard Business are in full compliance in all respects with all applicable rules and regulations and certification requirements of the Credit Card Associations. The Bank has provided NOVA true, correct and complete copies of all agreements between the Bank and any Credit Card Association.

(g)   Schedule 6.7(g) sets forth a true, correct and complete list of all rights and interests of the Bank with respect to any reserve or hold accounts established and maintained by Merchants and maintained with the Bank in connection with the Merchant Agreements (collectively, the "Reserve Accounts"), and the Merchant Bankcard Business, and indicates the amount contained in each such Reserve Account as of the date thereof and further indicates the terms and conditions relative to each of such Reserve Accounts. The Reserve Accounts are freely assignable by the Bank without the consent of the applicable Merchant or any other party thereto.

(h)   Schedule 6.7(h) sets forth the Credit Cards, other than MasterCard and VISA, for which the Bank has contracted to provide authorization and data capture services, and Schedule 6.7(h) also identifies the Merchants to whom such non-MasterCard and VISA services are provided. All such agreements are attached hereto as Exhibit 6.7(h).

6.8   **Merchants' Credit**. Schedule 6.8, sets forth the twenty (20) Merchants with the highest dollar value of Credit Card transactions processed during the twelve (12) month period ending October 31, 2005. All of the Merchants listed on Schedule 6.8 are parties to a Merchant Agreement with the Bank, copies of which have been delivered to NOVA.

6.9   **EFT Networks**. The Bank is a member in good standing of the EFT Networks identified on Schedule 6.9 attached hereto. The Bank and the Merchant Bankcard Business are in full compliance in all respects with all applicable rules and regulations of such EFT Networks.

6.10   **Draft Transactions**. The Bank does not accept Drafts from Merchants and no Merchant Agreement permits Draft deposits, including with respect with cash advance transactions. There are no Merchants who make Draft deposits.

6.11   **Consents and Approvals.**

(a)   Except as set forth on Schedule 6.11, no action of, or filing with, any governmental or public body is required by the Bank to authorize, or is otherwise required in connection with, the execution and delivery by the Bank of this Agreement or the other Operative Documents or, if required, the requisite filing has been accomplished and all necessary approvals obtained.

(b)   Except as set forth on Schedule 6.11, no filing, consent or approval is required by virtue of the execution hereof or any other Operative Document by the Bank or the consummation of any of the transactions contemplated herein by the Bank to avoid the violation or breach of, or the default under, or the creation of a lien on any of the Assets Sold pursuant to the terms of, any law, regulation, order, decree or award of any court or governmental agency or any lease, agreement, contract, mortgage, note, license, or any other instrument to which the Bank is a party or to which the Bank or any of the Assets Sold is subject.

6.12   **Leases**. Schedule 6.12 contains a true, correct and complete list of all (i) leases (including any capital leases) and lease-purchase arrangements pursuant to which the Bank leases real or personal property related to the Merchant Bankcard Business from others, and (ii) lease, rental and lease-purchase arrangements pursuant to which the Bank leases property to any Merchant or other party in connection with the Merchant Bankcard Business. Schedule 6.12 specifies which of such leases, if any, are capital leases. The Bank has made available to NOVA a true, correct and complete copy of each of the items listed on Schedule 6.12.

6.13   **Intellectual Property.**

(a)   With respect to the Merchant Bankcard Business, the Bank has made available to NOVA true, correct and complete copies of each trademark and service mark registration or application therefor.

(b)   The Bank has not heretofore infringed upon, and is not now infringing upon, and the continuation of the Merchant Bankcard Business as presently conducted will not infringe upon, any patent, service mark, trade name, trademark, copyright, trade secret, or other intellectual property, confidential information or proprietary information belonging to any other Person and the Bank has not agreed to indemnify any Person for or against any infringement.

(c)   To the Knowledge of the Bank no Person is infringing upon any of the Bank's patents, service marks, trademarks, copyrights, trade secrets, or other intellectual property that is or are related to the Merchant Bankcard Business.

6.14   **Litigation and Claims**. Schedule 6.14 (i) sets forth all litigation, claims, suits, actions, investigations, proceedings or arbitrations, grievances or other procedures (including product liability and workers' compensation suits, actions or proceedings, and investigations conducted by any Credit Card Association) that are pending, or to the Knowledge of the Bank, threatened, in or before any court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, Card Association, or any other entity or forum for the resolution of grievances, against the Bank and relating in any way to the Merchant Bankcard Business (collectively "Claims"), and (ii) indicates which of such Claims are being defended by an insurance carrier, and which of such Claims being so defended are being defended under a reservation of rights. The Bank has made available to NOVA true, correct and complete copies of all pleadings, briefs and other documents filed in each pending litigation, claim, suit, action, investigation, proceeding, arbitration, grievance or other procedure listed in Schedule 6.14, and the judgments, orders, writs, injunctions, decrees, civil investigative demands, plea agreements, stipulations and awards listed in Schedule 6.14.

6.15 **Merchant Bankcard Business Employees**. Schedule 6.15 sets forth the names and current compensation (broken down by category, e.g. salary, bonus, commission), together with the date and amount of the last increase in compensation for each such person, and the title and functional positions of all employees of the Bank who work either full or part-time in connection with the Merchant Bankcard Business ("Merchant Bankcard Business Employees"). Except as set forth on Schedule 6.15, no Merchant Bankcard Business Employee is a party to any employment agreement, arrangement or understanding with the Bank. The federal employer identification number of the Bank is set forth in Schedule 6.15.

6.16 **Labor; Collective Bargaining**. There are no labor contracts, collective bargaining agreements, letters of understanding or other arrangements, formal or informal, with any union or labor organization covering any of the Merchant Bankcard Business Employees and none of said employees are represented by any union or labor organization.

6.17 **Required Licenses and Permits.** No licenses, permits or other authorizations of governmental authorities are necessary for the conduct of the Merchant Bankcard Business by the Bank.

6.18 **Agreements, Contracts and Commitments**. Except as set forth and specifically identified in Sections (or the corresponding Schedules) 6.7, 6.12, 6.15, 6.16 and 6.20:

(a) The Bank does not have any agreement, contract, commitment or relationship, whether written or oral, related to the Merchant Bankcard Business, by which NOVA could be bound;

(b) The Bank does not have any outstanding contract related to the Merchant Bankcard Business, written or oral, with any officer, employee, agent, consultant, advisor, salesman, manufacturer's representative, distributor, dealer, subcontractor, or broker that is not cancelable by the Bank, on notice of not longer than thirty (30) days and without liability, penalty or premium of any kind, except liabilities which arise as a matter of law upon termination of employment, or any agreement or arrangement related to the Merchant Bankcard Business providing for the payment of any bonus or commission based on sales or earnings;

(c)   The Bank is not subject to any contract or agreement related to the Merchant Bankcard Business containing covenants limiting the freedom of the Bank to compete in any line of business in any geographic area;

(d)   With respect to the Merchant Bankcard Business, there is no contract, agreement or other arrangement entitling any Person to any profits, revenues or cash flows of the Bank or requiring any payments or other distributions based on such profits, revenues or cash flows.

6.19   **Agreements in Full Force and Effect**. Except as expressly set forth on Schedule 6.19, all contracts and agreements referred to, or required to be referred to, herein or in any Schedule delivered hereunder are valid and binding, and are in full force and effect and are enforceable in accordance with their terms. The Bank has not received notice of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to such agreements, and no event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder by the Bank, or to the Knowledge of the Bank, any other party thereto.

6.20   **Vendors and Suppliers**. Schedule 6.20 sets forth a true, correct and complete list of each supplier to the Bank of goods and services directly related to the Merchant Bankcard Business that charged, billed or invoiced the Bank in excess of $10,000 during the twelve (12) month period ended September 30, 2005. The Bank has provided to NOVA true, correct and complete copies of all agreements and contracts between the Bank and any of the Persons listed on Schedule 6.20.

6.21   **Absence of Certain Changes and Events**. Except as set forth on Schedule 6.21, since December 31, 2004, the Bank has conducted the Merchant Bankcard Business only in the ordinary course, and has not:

(a)   suffered any damage or destruction adversely affecting the Merchant Bankcard Business;

(b)   suffered any adverse change in the working capital, assets, liabilities, financial condition, or business prospects relating to the Merchant Bankcard Business, or relationships with any suppliers listed on Schedule 6.20;

(c)   except for customary increases based on term of service or regular promotion of non-officer employees, increased (or announced any increase in) the compensation payable or to become payable to any Merchant Bankcard Business Employee, or increased (or announced any increase in) any bonus, insurance, pension or other employee benefit plan, payment or arrangement for Merchant Bankcard Business Employees, or entered into or amended any employment, consulting, severance or similar agreement with any Merchant Bankcard Business Employee;

(d)   incurred, assumed or guaranteed any liability or obligation (absolute, accrued, contingent or otherwise) with respect to the Merchant Bankcard Business, other than a non-material amount in the ordinary course of business consistent with past practice;

(e)   paid, discharged, satisfied or renewed any claim, liability or obligation with respect to the Merchant Bankcard Business, other than payment of a non-material amount in the ordinary course of business consistent with past practice;

(f)   permitted any of the Assets Sold to be subjected to any mortgage, lien, security interest, restriction, charge or other encumbrance of any kind;

(g)   waived any material claims or rights with respect to the Merchant Bankcard Business;

(h)   sold, transferred or otherwise disposed of any of the assets used in the Merchant Bankcard Business, except non-material assets in the ordinary course of business consistent with past practice;

(i)   made any single capital expenditure or investment with respect to the Merchant Bankcard Business in excess of $10,000;

(j)   made any change in any method, practice or principle of financial or tax accounting that in any manner affected the Merchant Bankcard Business or any financial information relating to or derived from the Merchant Bankcard Business;

(k)   managed working capital components relating to the Merchant Bankcard Business, including cash, receivables, other current assets, trade payables and other current liabilities in a fashion inconsistent with past practice, including failing to sell inventory and other property in an orderly and prudent manner or failing to make all budgeted and other normal capital expenditures, repairs, improvements and dispositions;

(l)   paid, loaned, advanced, sold, transferred or leased any Asset Sold to any employee, except for normal compensation involving salary and benefits;

(m)   entered into any commitment or transaction, other than a non-material commitment or transaction entered into in the ordinary course of business consistent with past practice, affecting the Merchant Bankcard Business; or

(n)   agreed in writing, or otherwise, to take any action described in this Section 6.20.

6.22   **Finder's Fees**. The Bank has not made any commitment or done any act that would create any liability to any Person other than themselves for any brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

6.23   **Disclosure**. No representations, warranties, assurances or statements by the Bank in this Agreement, and no statement contained in any document (including the Financial Information and the Schedules and Exhibits), certificates or other writings furnished by the Bank (or caused to be furnished by the Bank) to NOVA or any of its representatives pursuant to the provisions hereof, contains any untrue statement of material fact, or omits or will omit to state any fact necessary, in light of the circumstances under which such statement was made, in order to make the statements herein or therein not misleading.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF NOVA

NOVA makes the following representations and warranties to the Bank as of the date hereof and as of the Effective Date:

7.1   **Organization**. NOVA is a corporation duly organized and validly existing under the laws of the State of Georgia and is authorized to conduct its business under those laws

7.2   **Authority**. NOVA has the right, power, capacity and authority to enter into and deliver the Operative Documents, to perform its obligations under the Operative Documents, and to effect the transactions contemplated by the Operative Documents. The execution, delivery and performance of the Operative Documents have been approved by all requisite corporate action on the part of NOVA, and, when executed and delivered pursuant hereto, the Operative Documents will constitute valid and binding obligations of NOVA enforceable in accordance with their terms.

7.3   **Governmental Notices**. NOVA has not received notice from any federal, state or other governmental agency or regulatory body indicating that such agency or regulatory body would oppose or not grant or issue its consent or approval, if required, with respect to the transactions contemplated by the Operative Documents.

7.4   **No Violations**. The execution and delivery by NOVA of the Operative Documents and its performance thereunder will not: (i) violate, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, any material agreement, indenture, mortgage or lease to which NOVA is a party or by which it or its properties are bound; (ii) constitute a violation by NOVA of any material law or governmental regulation applicable to NOVA; (iii) violate any provision of the Articles of Incorporation or Bylaws of NOVA; or (iv) violate any order, judgment, injunction or decree of any court, arbitrator or governmental body against or binding upon NOVA.

7.5   **Consents and Approvals**.

(a)   No action of, or filing with, any governmental or public body is required by NOVA to authorize, or is otherwise required in connection with, the execution and delivery by NOVA of this Agreement or the other Operative Documents or, if required, the requisite filing has been accomplished and all necessary approvals obtained.

(b)   No filing, consent or approval is required by virtue of the execution hereof or any other Operative Document by NOVA or the consummation of any of the transactions contemplated herein by NOVA to avoid the violation or breach of any law, regulation, order, decree or award of any court or governmental agency, or any lease, agreement, contract, mortgage, note, license, or any other instrument to which NOVA is a party or is subject, or, if required, the requisite filing has been accomplished and all necessary approvals obtained.

7.6   **Finder's Fees**. NOVA has not made any commitment or done any act that would create any liability to any Person other than itself for any brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.


ARTICLE VIII

COVENANTS OF THE PARTIES


The parties hereto hereby covenant and agree as follows:

8.1   **Credit Card Association/EFT Network Filings**. NOVA and the Bank shall cooperate with each other to file with the Credit Card Associations and the EFT Networks any document or information that each such Credit Card Association or EFT Network deems to be required or desirable to be filed in order for the acquisition contemplated by this Agreement to be completed.

8.2   **Employee Benefit Plans**. NOVA shall not adopt, assume or otherwise become responsible for, either primarily or as a successor employer, any assets or liabilities of any employee benefit plans, arrangements, commitments or policies currently provided by the Bank or by any member of the Bank's controlled group of corporations; and if and to the extent that NOVA is deemed by law or otherwise to be liable as a successor employer for such purposes, the Bank shall indemnify NOVA for the full and complete costs, fees and other liabilities which result. In particular, NOVA shall not assume liability for any group health continuation coverage or coverage rights under Internal Revenue Code Section 4980B and ERISA Section 606 which exist as of the Closing Date or the Effective Date or which may arise as a result of the Bank's termination of any group health plan or plans, and if and to the extent that NOVA is deemed by law or otherwise to be liable as a successor employer for such group health continuation coverage purposes, the Bank shall indemnify NOVA for the full and complete costs, fees and other liabilities which result.


ARTICLE IX

CONDITIONS TO OBLIGATIONS OF THE BANK AND PARENT


Each of the obligations of the Bank to be performed hereunder shall be subject to the satisfaction (or waiver by the Bank) at or before the Closing of each of the following conditions:

9.1   **Required Governmental Approvals**. All governmental authorizations, consents and approvals necessary for the valid consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect. All applicable governmental pre-acquisition filing, information furnishing and waiting period requirements shall have been met or such compliance shall have been waived by the governmental authority having authority to grant such waivers.

9.2   **The Marketing Agreement**. NOVA shall have executed and delivered to the Bank the Marketing Agreement attached hereto as <u>Exhibit 10.5.</u>

9.3   **Bill of Sale and Assignment and Assumption Agreement.** NOVA shall have executed and delivered to the Bank the Bill of Sale and Assignment and Assumption Agreement.

9.4   **Credit Card Associations/EFT Networks**. All filings required pursuant to Section 8.1 shall have been made, and all approvals required pursuant to Section 8.1 shall have been received, and neither the Bank nor NOVA shall have received any objection of any kind from a Credit Card Association either in response to the filings required under Section 8.1 or otherwise.

9.5   **Documents Satisfactory in Form and Substance**. All agreements, certificates, opinions and other documents delivered by NOVA to the Bank hereunder shall be in form and substance satisfactory to counsel of the Bank, in the exercise of such counsel's reasonable judgment.

9.6   **Documents Satisfactory in Form and Substance**. All agreements, certificates, opinions and other documents delivered by NOVA to the Bank hereunder shall be in form and substance satisfactory to counsel of the Bank, in the exercise of such counsel's reasonable judgment.

ARTICLE X

CONDITIONS TO OBLIGATIONS OF NOVA

The obligations of NOVA to be performed hereunder shall be subject to the satisfaction (or waiver by NOVA) at or before the Closing of each of the following conditions:

10.1   **Required Governmental Approvals**. All governmental authorizations, consents and approvals necessary for the valid consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect. All applicable governmental pre-acquisition filing, information furnishing and waiting period requirements shall have been met or such compliance shall have been waived by the governmental authority having authority to grant such waivers.

10.2   **Other Necessary Consents.** The Bank shall have obtained all consents and approvals (and estoppel certificates) listed on <u>Schedule 6.11</u>. With respect to each such consent or approval, NOVA shall have received written evidence, satisfactory to it, that such consent or approval has been duly and lawfully filed, given, obtained or taken and is effective, valid and subsisting.

10.3   **Corporate Resolutions**. The Bank shall have delivered to NOVA certified resolutions of the Bank authorizing this Agreement and all other agreements and transactions contemplated hereby.

10.4   **Non-Competition Agreement**. The Bank and the parent company of the Bank, TIB Financial Corp. ("Parent"), shall have executed and delivered to NOVA the Non-Competition Agreement.

10.5   **Marketing Agreement**. The Bank and Parent shall have executed the Marketing Agreement.

10.6   **Bill of Sale and Assignment and Assumption Agreement**. The Bank shall have executed and delivered to NOVA the Bill of Sale and Assignment and Assumption Agreement.

10.7   **Credit Card Associations/EFT Networks**. All filings required pursuant to Section 8.1 shall have been made, and all approvals required pursuant to Section 8.1 shall have been received, and neither the Bank nor NOVA shall have received any objection of any kind from a Credit Card Association either in response to the filings required under Section 8.1 or otherwise.

10.8   **Certified Charter and Good Standing Certificates**. The Bank shall deliver to NOVA a certified copy of the Charter of the Bank together with a Good Standing Certificate, or Certificate of similar import, from the Florida Secretary of State or similar authority for the Bank.

10.9   **Documents Satisfactory in Form and Substance**. All agreements, certificates, opinions and other documents delivered by the Bank and Parent to NOVA hereunder shall be in form and substance satisfactory to counsel of NOVA, in the exercise of such counsel's reasonable judgment.

ARTICLE XI

INDEMNIFICATION

11.1   **Indemnification by the Bank**. The Bank shall indemnify and hold harmless NOVA, its affiliates, their respective successors and assigns, and their respective directors, officers, employees and agents (each a "NOVA Protected Party") from any liability, loss, damage, diminution in value, cost, claim, suit, action or expense, including reasonable attorneys' and accountants' fees and expenses (collectively, "NOVA Loss"), incurred by a NOVA Protected Party that results from or arises out of (i) any breach or inaccuracy of any representation or warranty of the Bank set forth in the Operative Documents, whether such breach or inaccuracy exists or is made as of the Closing Date or the Effective Date; (ii) the breach by the Bank of any of their covenants or agreements contained in the Operative Documents; (iii) any liability or obligation, contingent or otherwise, of the Bank, or otherwise arising from or relating to the Bank's Merchant Bankcard Business, exclusive of the Assumed Liabilities; and (iv) violations of law, governmental rules or regulations, Credit Card Association rules or regulations, EFT Network rules and regulations, or wrongdoing or negligence by the Bank in performing obligations in connection with this Agreement.

11.2   **Indemnification by NOVA**. NOVA shall indemnify and hold harmless the Bank, its affiliates and their respective directors, officers, employees and agents (each a "Bank Protected Party") from any liability, loss, damage, diminution in value, cost, claim, suit, action or expense, including reasonable attorneys' and accountants' fees and expenses (collectively, "Bank

Loss"), incurred by a Bank Protected Party that results from or arises out of (i) any breach or inaccuracy of any representation or warranty of NOVA set forth in the Operative Documents, whether such breach or inaccuracy exists or is made as of the Closing Date or the Effective Date; (ii) the breach by NOVA of any of its covenants or agreements contained in the Operative Documents; (iii) any Assumed Liability; or (iv) violations of law or governmental rules or regulations or wrongdoing or negligence by NOVA in performing obligations in connection with this Agreement.

11.3 **Loss or Asserted Liability**. Promptly after (a) becoming aware of circumstances that have resulted in a NOVA Loss or a Bank Loss or potential NOVA Loss or Bank Loss, whichever is applicable ("Loss" or "Losses"), for which any party hereto (the "Indemnitee") intends to seek indemnification under Section 11.1 or Section 11.2, or (b) receipt by the Indemnitee of written notice of any demand, claim or circumstances which, with or without the lapse of time, the giving of notice or both, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that may result in a Loss, the Indemnitee shall give written notice thereof (the "Claims Notice") to the other party obligated to provide indemnification pursuant to Section 11.1 or 11.2 (the "Indemnifying Party"). The Claims Notice shall describe the Loss or the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered by the Indemnitee. The Claims Notice may be amended on one or more occasions with respect to the amount of the Asserted Liability or the Loss at any time prior to final resolution of the obligation relating to the Asserted Liability or the Loss. Failure of the Indemnitee to give promptly the notice required by this Section 11.3 shall not relieve the Indemnifying Party of its obligations to indemnify under this Article XI.

11.4 **Opportunity to Contest**. The Indemnifying Party may elect to compromise or contest, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying Party elects to compromise or contest such Asserted Liability, it shall within thirty (30) days (or sooner, if the nature of the Asserted Liability so requires) of the date of the Indemnifying Party's receipt of the Claims Notice notify the Indemnitee or Indemnitees of its intent to do so by giving written notice thereof to the Indemnitee (the "Contest Notice"), and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise or contest of such Asserted Liability. If the Indemnifying Party elects not to compromise or contest the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee, upon further notice to the Indemnifying Party, shall have the right to pay, compromise or contest such Asserted Liability on behalf of and for the account and risk of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the compromise or contest of such Asserted Liability at any time before final settlement or determination thereof. Anything in this Article XI to the contrary notwithstanding, (i) the Indemnitee shall have the right, at its own cost and expense and for its own account, to compromise or contest any Asserted Liability, and (ii) the Indemnifying Party shall not, without the Indemnitees' written consent, settle or compromise any Asserted Liability or consent to entry of any judgment which does not include an unconditional release of the Indemnitee from all liability in respect of such Asserted Liability. In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in the contest of such Asserted Liability. If the Indemnifying Party chooses to contest any Asserted Liability, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for, shall make its officers and employees available, on a basis reasonably consistent with their other duties, in connection with, and shall otherwise cooperate

with, such defense.

11.5 **Indemnity Claims.**

(a) The representations and warranties contained herein, in any other Operative Document, or in any certificate or other document delivered pursuant hereto or in connection herewith shall not be extinguished by the Closing but shall survive the Closing, subject to the limitations set forth in Section 11.5(b) hereof with respect to the time periods within which claims for indemnity must be asserted, and the covenants and agreements of the Bank and NOVA contained herein shall survive without limitation as to time except as may be otherwise specified herein. No investigation or other examination of the Bank or the Merchant Bankcard Business by NOVA, or its designees or representatives, shall affect the term of survival of any representation or warranty contained herein, in any other Operative Document, or in any certificate or other document delivered pursuant hereto or in connection herewith, or the term of the right of the NOVA Protected Parties or the Bank Protected Parties to seek indemnification asset forth in Section 11.5(b).

(b) All claims for indemnification hereunder shall be asserted no later than two (2) years after the Closing Date, except as follows:

(i) claims with respect to Losses arising out of or related in any way to the matters described in Sections l1.l(ii) (but only to the extent such Losses arise out of Section 4.2 of this Agreement or the Marketing Agreement or the Non-Competition Agreement), 1I.l(iii) and l1.l(iv), and 11.2(ii) (but only to the extent such Losses arise of the Marketing Agreement or the Non-Competition Agreement), l1.2(iii) and l1.2(iv) may be made without limitation, except as limited by law; and

(ii) claims with respect to Losses arising out of or related in any way to claims made by third parties (including federal, state or local authorities or private parties) against any of the NOVA Protected Parties or the Bank Protected Parties with respect to any of the matters described in Section 11.1 hereof may be asserted until the expiration of the applicable statute of limitations with respect thereto.

(c) Nothing herein shall be deemed to prevent any party hereto from making a claim for a Loss hereunder for potential or contingent claims or demands provided the notice of Loss sets forth the specific basis for any such potential or contingent claim or demand to the extent then feasible and the Indemnitee has reasonable grounds to believe that such a claim or demand may become actual. Upon notice to the Bank, which notice shall set forth in reasonable detail the basis therefor, NOVA, acting in good faith, shall be entitled to set-off any amount or right it may be entitled to hereunder against any amount, right or obligation owed to the Bank under this Agreement or any other Operative Document, so long as NOVA has given notice to the Bank of such claim as required by this Agreement and either (i) such claim has been finally resolved in NOVA's favor, or (ii) in the event that the Bank disputes such claim, such claim is in the process of resolution as provided by this Agreement

(d) Any claim or claims for any Loss or Losses under this Article XII shall only be made once the aggregate of all Losses incurred or claimed by such Indemnitee (together with all concurrent or prior claims hereunder) exceeds ten thousand dollars ($10,000) (the "Threshold Amount"), at which time the Indemnifying Party shall be obligated to indemnify the Indemnitee for the entire amount, including the Threshold Amount.

ARTICLE XII

DEFINITIONS AND RULES OF INTERPRETATION

12.1   **Definitions.** For purposes of this Agreement, the capitalized terms have the following respective meanings:

"Agreement" means this Agreement, including all schedules and exhibits hereto, and, if amended, modified or supplemented, as the same may be so amended, modified or supplemented from time to time.

"Assumed Liabilities" means the following liabilities or obligations:

(a)   the obligations of the Bank arising on or after the Effective Date to perform under the Merchant Agreements assigned to NOVA pursuant to this Agreement;

(b)   the obligations of the Bank to pay assessments, interchange fees, transaction fees, fines, penalties or other fees or charges to the Credit Card Associations and the EFT Networks, provided that such obligations relate to transactions which occur under the Merchant Agreements on or after the Effective Date;

(c)   chargebacks in respect of any Credit Card transaction processed by NOVA pursuant to a Merchant Agreement if such Credit Card transaction is received by electronic transmission or otherwise under and in compliance with the rules and regulations of Credit Card Associations on and after the Effective Date and other Credit Losses on and after the Effective Date, but only to the extent that such chargeback or other Credit Loss relates to or arises out of an original sales transaction occurring on or after the Effective Date;

(d)   any liability arising on or after the Effective Date under any Other Assumed Contract (other than any liability arising out of or relating to a breach of the Bank that occurred prior to the Effective Date), but only to the extent that such liability (i) relates to or arises out of events, transactions, or omissions of NOVA on or after the Effective Date, (ii) is not required to be performed prior to the Effective Date, and (iii) is disclosed in or discernible from the face of such Other Assumed Contract; and

(e)   any other claims, liabilities or litigation in respect of the Merchant Agreements, the Equipment, the Inventory, and the business conducted in connection with the foregoing, provided that any such claim, liability or litigation (i) relates to or arises out of events, transactions, or omissions of NOVA on or after the Effective Date, and (ii) does not relate to or arose out of events, transactions or omissions of the Bank prior to the Effective Date.

Without limiting the foregoing, the Assumed Liabilities shall be limited to the liabilities and obligations specified in the preceding portion of this definition, and shall not in any event include (x) any penalties, costs or fees that may be incurred by the Bank in connection with the termination or expiration of the Bank's or any affiliate's agreement(s) with any third party service providers, or (y) any losses as the result of a chargeback or Credit Loss in respect of any Merchant Agreement that result from transactions, events, acts or omissions of the Bank or a merchant which occurred prior to the Effective Date. In addition, the Assumed Liabilities shall not in any event include any penalties or fees that may be incurred by the Bank in connection with the termination of the Third Party Processing Agreement. Further, the Assumed Liabilities, as the same relate to the Merchant Agreements, respectively, shall be further limited to those disclosed in and discernible from the face of the Standard Merchant Agreements.

"Bill of Sale and Assignment and Assumption Agreement" means the written instrument to be entered into at the Closing between the Bank and NOVA in the form attached hereto as Exhibit 1.2.

"Credit Card" means (i) a VISA card or other card bearing the symbol(s) of VISA U.S.A., Inc. or VISA International, Inc., (ii) a MasterCard card or other card bearing the symbol(s) of MasterCard International Incorporated, or (iii) a card bearing the symbol(s) of another Credit Card Association.

"Credit Card Associations" means VISA U.S.A., Inc., VISA International, Inc., MasterCard International Incorporated, American Express, Discover Network, JCB, Diners Club International Ltd. and any other similar organizations or associations, and any successor organizations or associations to any of the foregoing.

"Credit Loss" means any loss, including but not limited to a chargeback, resulting from or attributable to the failure by a Merchant to pay amounts owed by it under a Merchant Agreement.

"Debit Card" means a card with a magnetic stripe bearing the symbol(s) of one or more EFT Networks or Credit Card Associations which enables the holder to pay for goods or services by authorizing an electronic debit to the cardholder's designated deposit account.

"Drafts" means documentary evidence of Credit Card sales deposited by Merchants with the Bank.

"EFT Network" means electronic funds transfer networks such as Star Systems, PULSE EFT Association, NYCE, and any other similar organizations or associations, and any successor organizations or associations to any of the foregoing.

"Equipment" means the point-of-sale terminals, printers and other equipment, supplies, or point-of-sale assets utilized by Merchants, or held for lease, sale or swap to Merchants, and owned or leased by the Bank, and computer equipment and software, office equipment and furniture, and all other equipment used or useful in the Merchant Bankcard Business.

"Excluded Assets" means the assets specified on Schedule 1.1(a) attached hereto and shall also include, whether or not listed on Schedule l.1(a), all rights and obligations of the Bank

under any third party contract (other than Merchant Agreements) to which the Bank is a party that is not specifically identified on Schedule 1.1(b).

"Inventory" means the imprinters, sales draft forms, application forms, decals and all other merchant supplies of the Bank.

"Knowledge" means, with respect to any party to this Agreement, the actual knowledge after due and reasonable inquiry of such party's executive or senior operational officers and directors.

"Marketing Agreement" means the Marketing and Sales Alliance Agreement among Parent, the Bank and NOVA in the form of Exhibit 10.5 attached hereto, and if amended, modified or supplemented, as the same may be so amended, modified or supplemented from time to time.

"Merchant" means any Person (other than NOVA or the Bank) (a) that has entered into a Merchant Agreement prior to the Effective Date, or (b) that is identified on Schedule 6.7(a)(iv).

"Merchant Agreement" means an agreement between the Bank and a Merchant pursuant to which the Merchant undertakes to honor Credit Cards and/or Debit Cards and the Bank agrees to accept Credit Card and/or Debit Card transaction records; provided, however, that in no event shall "Merchant Agreement" include any merchant agreement included on Schedule 1.1(a) as an "Excluded Asset."

"Merchant Bankcard Business" means the providing of point-of-sale-based Credit Card, Debit Card and other card-based transaction processing services and electronic payment and settlement services (including the sale or lease of products and services related thereto) relating to the Assets Sold and the Assumed Liabilities to Merchants and other similar customers, but shall specifically exclude any such activity relating to the Excluded Assets.

"Merchant Bankcard **Services"** means FTD processing services and other related products and services, as provided by (or similar to the services provided by) NOVA and its subsidiaries and affiliates from time to time.

"Non-Competition Agreement" means the Non-Competition Agreement among Parent, the Bank and NOVA in the form of Exhibit l0.4 attached hereto, and if amended, modified or supplemented, as the same may be so amended, modified or supplemented from time to time.

"Operative Documents" means this Agreement, the Marketing Agreement, the Assignment and Assumption Agreement, the Non-Competition Agreement, and all other documents, agreements, certificates or instruments executed and delivered in connection herewith and therewith.

"Person" means any of a natural person, corporation, partnership, firm, association, limited liability company, trust, estate or other entity of any kind.

"Standard Merchant Agreements" means the forms of Merchant Agreements attached hereto as Exhibit 6. 7(b)(i).

*"**Transition** **Date**"* means the date that is four (4) months after the Closing Date, or any date thereafter if said Transition Date is extended pursuant to Section 3.6.

*"**Transition** **Period**"* means the period from the Effective Date through and including the Transition Date.

12.2   **Other Definitions; Rules of Interpretation.**

(a)   All terms defined herein shall have the defined meanings when used in any Operative Document, certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Singular terms shall include the plural, and vice versa, unless the context otherwise requires.

(b)   Exhibits and Schedules referenced in this Agreement are deemed to be incorporated herein by reference. The term "including" shall mean "including without limitation."

ARTICLE XIII

MISCELLANEOUS

13.1 **Expenses**. Except as otherwise specifically provided in this Agreement, each party shall pay its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, including all attorneys' fees, accounting fees and other expenses.

13.2 **Notices and Payments**. All notices, demands and other communications hereunder shall be in writing and shall be delivered (i) in person, (ii) by United States mail, certified or registered, with return receipt requested, or (iii) by national overnight courier (e.g., FedEx) as follows:

If to the Bank:	TIB Bank 99451 Overseas Highway Key Largo, Florida 33037 Attention: Andrew D. Wallace, Executive Vice President and *COO*
with a copy to: (which shall not constitute notice)	Gary M. Carman & Associates 1415 Panther Lane Naples, Florida 34109
If to NOVA:	NOVA Information Systems, Inc. One Concourse Parkway, Suite 300 Atlanta, Georgia 30328 Attention: Mindy M. Doster, Esq. General Counsel
with a copy to: (which shall not constitute notice)	NOVA Information Systems, Inc. One Concourse Parkway, Suite 300 Atlanta, Georgia 30328 Attention: Edward M. O'Hare Senior Vice President
with a copy to: (which shall not constitute notice)	McKenna Long & Aldridge LLP Sun Trust Plaza, Suite 5300 303 Peachtree Street, N.E Atlanta, Georgia 30308

Attention: Anthony M. Balloon, Esq.

The persons or addresses to which mailings or deliveries shall be made may be changed from time to time by notice given pursuant to the provisions of this Section 13.2. Any notice, demand or other communication given pursuant to the provisions of this Section 13.2 shall be deemed to have been given on the date actually delivered.

13.3 **Third-Party Beneficiaries**. No party to this Agreement intends this Agreement to benefit or create any right or cause of action in or on behalf of any Person other than the Bank and NOVA.

13.4 **Independent Contractors**. Nothing contained in this Agreement or any other Operative Document shall be construed as creating or constituting a partnership, joint venture or agency among the parties to this Agreement. Rather, the parties shall be deemed independent contractors with respect to each other for all purposes.

13.5 **Successors and Assigns.** All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement and the rights, privileges, duties and obligations of the parties hereto may not be assigned or delegated by any party without the prior written consent of the other party; provided, however, that such consent shall not be required (a) for the assignment by any party of its rights and privileges hereunder to a Person controlling, controlled by or under common control with such party (it being understood that no such assignment shall relieve the assigning party of its duties or obligations hereunder), or (b) for the assignment and delegation by any party of its rights, privileges, duties and obligations hereunder to any Person into or with which the assigning party shall merge or consolidate or to which the assigning party shall sell all or substantially all of its assets, provided that upon the request of the non-assigning party the assignee shall formally agree in writing to assume all the rights and obligations of the assigning party created hereby.

13.6 **Amendments and Waivers**. This Agreement, any of the instruments referred to herein and any of the provisions hereof or thereof shall not be amended, modified or waived in any fashion except by an instrument in writing signed by the parties hereto. The waiver by a party of any breach of this Agreement by another party shall not operate or be construed as the waiver of the same or another breach on a subsequent occasion, nor shall any delay in exercising any right, power or privilege hereunder constitute a waiver thereof.

13.7 **Severability of Provisions**. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, is invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected by such invalidity or unenforceability

13.8 **Counterparts; Delivery.** This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one instrument. The parties acknowledge that delivery of executed counterparts of this Agreement may be effected by a facsimile transmission or other comparable means, with an original document to be delivered

promptly thereafter via overnight courier.

13.9 **Governing Law**. This Agreement is made and entered into under the laws of the State of Georgia, and the laws of that State (without giving effect to the principles of conflicts of laws thereof) shall govern the validity and interpretation hereof and the performance by the parties hereto of their respective duties and obligations hereunder.

13.10 **Section Headings**. The headings of Sections contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

13.11 **Entire Agreement.** The making, execution and delivery of this Agreement by the parties hereto have been induced by no representations, statements, warranties or agreements other than those herein expressed. This Agreement and the other written instruments specifically referred to herein embody the entire understanding of the parties and supersede in their entirety all prior communication, correspondence, and instruments among the parties with respect to the subject matter hereof, including the Letter of Intent, dated November 22, 2005, and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof.

13.12 **Publicity**. The timing and content of any and all public statements, announcements or other publicity concerning the transactions contemplated herein shall be mutually agreed upon by the Bank and NOVA, which agreement shall not be unreasonably withheld or delayed.

13.13 **Survival**. Each party, acknowledging that the other is entitled to rely on its representations, warranties, covenants and agreements in this Agreement in order to preserve the benefit of the bargain otherwise represented by this Agreement, agrees that neither the survival of such representations, warranties, covenants and agreements, nor their enforceability nor any remedies for breaches of them will be affected by any knowledge of a party regardless of when or how such party acquired such knowledge, specifically including disclosures of facts and/or circumstances after the date of this Agreement.

(Signatures begin on following page)

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Merchant Asset Purchase Agreement as of the date first written above.

> **"Bank":**
> **TIB BANK**
> By: _____
> Name: _____
> Title: _____
>
>
> **"NOVA":**
> **NOVA INFORMATION SYSTEM, INC**
> By: _____
> Name: _____
> Title: _____

INDEX OF SCHEDULES AND EXHIBITS